SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
26 February 2004

                NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

 Novo Allé
DK- 2880, Bagsvaerd
                                   Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F |X|                 Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|                    No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: 26 February 2004	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer

The New York Stock Exchange

26 February 2004

Annual General Meeting of Novo Nordisk A/S

This is to inform the Stock Exchange that the Annual General Meeting of Novo Nordisk A/S will be held on Tuesday 16 March 2004. The AGM will take place in Danish.

For your information we enclose a translation of the agenda with an elaboration and statement explaining the proposals.

Stock Exchange Announcement No 17 / 2004	Page 1 of 9

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790

February 2004

NOVO NORDISK PROXY MAILING

Dear Shareholder

This Novo Nordisk A/S proxy mailing for holders of American Depositary Receipts (ADRs) contains a voting instruction form and information regarding the agenda and resolutions to be voted upon at the company’s Annual General Meeting 16 March 2004. The mailing also includes dividend information for US and Canadian ADR holders as well as a copy of the Annual Review 2003 and the Annual Financial Report 2003 of Novo Nordisk A/S.

The Annual Review, the Annual Financial Report as well as the Sustainability Report 2003 are also available on: www.novonordisk.com.

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The Company will hold its Annual General Meeting on

Tuesday 16 March 2004, at 16:30 CET

at Radisson SAS, Falconer Center, Falkoner Allé 9, 2000 Frederiksberg, Denmark.

Agenda:

1.	The Board of Directors’ report on the Company’s activities in the past financial year.

2.	Presentation of the audited Annual Report.

3.	Resolution concerning adoption of the audited Annual Report, including discharge of Management and the Board of Directors from their obligations.

4.	Resolution concerning application of profits according to the adopted audited Annual Report.

5.	Election of auditors:

The Board of Directors proposes re-election of PricewaterhouseCoopers and Ernst & Young, State-authorised public accountants.

6.	Changes to the Articles of Association of the Company:

The Board of Directors proposes to change the Articles of Association of the Company. The most substantive changes are the following:

Stock Exchange Announcement No 17 / 2004	Page 2 of 9

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790

Article 3 (modernisation of the objects clause), Article 4 a) (specification of the Board of Directors’ authorisations to increase the share capital and extension of the Board of Directors’ authorisations from 19 March 2006 to 15 March 2009), Article 8 e) (change of the notification requirement to the Annual General Meeting to two national daily newspapers), Article 10 e) (abolishment of the requirement for the approval of the Annual General Meeting in case of the amalgamation of the Company and another company), Article 12 (3) (abolishment of the provision on discharge of Management and the Board of Directors from their obligations (Management’s and Board of Director’s exempt from liability)), Article 14 (reduction of the Board of Directors’ term of office from three years to one year), Article 20 (reduction of the number of auditors from two to one when legislation so permits) and various linguistic changes to the Articles of Association.

7.	Election of members to the Board of Directors:

If the Annual General Meeting approves the proposed change of the Articles of Association to reduce the term of office of the board members from three years to one year all board members elected by the Annual General Meeting will resign. In such case, the Board of Directors proposes the re-election of all the existing board members elected by the General Meeting: Mads Øvlisen, Kurt Anker Nielsen, Kurt Briner, Niels Jacobsen, Ulf J Johansson, Sten Scheibye and Jørgen Wedel.

If the Annual General Meeting does not approve the proposed change, only Mads Øvlisen and Ulf J Johansson will resign. In such case the Board of Directors proposes the re-election of Mads Øvlisen and Ulf J Johansson.

8.	Proposal from the Board of Directors:

To authorise the Board of Directors, until the next Annual General Meeting, to allow the Company to acquire own shares of up to 10% of the share capital and at the price quoted on the date of purchase with a deviation of up to 10%, cf Article 48 of the Danish Companies Act.

9.	Authorisation to the Chairman of the Annual General Meeting.

10.	Miscellaneous.

Elaboration and statement explaining the proposals:

Re agenda point 6:

The Board of Directors proposes to change the Articles of Association as specification and updating are required. In addition to changes of the content, the Board of Directors also proposes the introduction of a new structure and new headings as well as a modernisation of the language and a higher degree of linguistic consistency.

The essence of the proposal is as follows:

Stock Exchange Announcement No 17 / 2004	Page 3 of 9

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790

•	Article 3 of the Articles of Association – modernisation of the objects clause:

The Board of Directors proposes to change the objects clause. The proposal is based on the Company’s wish to modernise and shorten the objects clause and to improve the language of the objects clause and improve and specify the description of the activities carried out by the Company. It is not the aim of the proposed objects clause to reduce the existing activities of the Company. The intention of the proposed objects clause is also to reflect the Company’s commitment and work of many years within sustainability and the triple bottom line.

•	Article 4 a) of the Articles of Association – specification of the Board of Directors’ authorisations to increase the share capital and extension of the Board of Directors’ authorisations from 19 March 2006 to 15 March 2009:

It is proposed to make Article 4 a) of the Articles of Association regarding the Board of Directors’ possibility to increase the share capital more specific, reader-friendly and clear. The intention of the proposed new provision is to specify that the Board of Directors has the possibility of increasing the share capital (in addition to employee shares) by DKK 100 million as a non-cash contribution and/or DKK 100 million as a cash contribution. The proposed provision contains a limit compared to the existing provision as it allows for a cash increase of DKK 200 million.

Furthermore, the Board of Directors proposes an extension of the Board of Directors’ authorisations to increase the share capital as follows:

a.	The Board of Directors’ authorisation to increase the share capital by issuing up to DKK 20,903,400 B shares to the employees shall be prolonged from 19 March 2006 to 15 March 2009.

b.	The Board of Directors’ authorisation to increase the share capital by a maximum of DKK 100 million B shares when acquiring an existing company shall be prolonged from 19 March 2006 to 15 March 2009.

c.	The Board of Directors’ authorisation to increase the share capital by a maximum of DKK 100 million shall be prolonged from 19 March 2006 to 15 March 2009.

The proposal of the Board of Directors to prolong the existing authorisations is based on the wish to ensure the flexibility and scope for action of the Company which is part of these authorisations to the Board of Directors. The Board of Directors proposes that the amount limits in the above-mentioned authorisations are maintained, as it is the Board of Directors’ opinion that the amounts are suitable.

•	Article 8 e) of the Articles of Association – change of the notification requirement to the Annual General Meeting to two national daily newspapers:

It is proposed that the notification of the Annual General Meeting in future shall be published in two national daily newspapers as decided by the Board of Directors. The existing provision

Stock Exchange Announcement No 17 / 2004	Page 4 of 9

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790

requires that the notification is published in Statstidende, Berlingske Tidende and Jyllands-Posten.

•	Article 10 e) of the Articles of Association – abolishment of the requirement for the approval of the Annual General Meeting in case of the amalgamation of the Company and another company:

It is proposed to abolish the requirement for the approval of the Annual General Meeting with a particular majority of votes and quorum in case of the amalgamation of the Company and another company.

•	Article 12 (3) of the Articles of Association – abolishment of the provision on discharge of Management and the Board of Directors from their obligations (Management’s and the Board of Directors’ exempt from liability):

The Board of Directors proposes that the provision on discharge (Management’s exempt from liability) is deleted from the Articles of Association as the Board of Directors considers the proposal to be a shareholder-friendly action which is in accordance with good corporate governance.

•	Article 14 of the Articles of Association – reduction of the Board of Directors’ term of office from three years to one year:

The Board of Directors proposes to reduce the term of office of the board members elected by the Annual General Meeting from three years to one year. The background for this proposal is a wish to increase the flexibility and at the same time to keep the continuity in connection with re-election.

•	Article 20 of the Articles of Association – reduction of the number of auditors from two to one when legislation so permits:

The Board of Directors proposes that the Company only has one state-authorised public accountant elected by the General Meeting as soon as legislation so permits.

•	Moreover, the Board of Directors proposes various linguistic and structural changes to the Articles of Association.

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To be adopted at least 2/3 of the total votes of Novo Nordisk A/S shall be represented at the Annual General Meeting and at least 2/3 of the votes cast as well as 2/3 of the voting share capital represented at the Annual General Meeting shall vote in favour of the proposal, cf § 10 b of the Articles of Association of Novo Nordisk A/S.

Re agenda point 7:

Stock Exchange Announcement No 17 / 2004	Page 5 of 9

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790

Novo Nordisk A/S is aiming at composing a Board of Directors consisting of persons who have such knowledge and experience that the collective Board of Directors in the best possible way can attend to the interest of the Company and thus the interests of the shareholders with due respect to other stakeholders of the Company. The Board of Directors actively contributes to developing the Company as a globally working focused pharmaceutical company and supervises Management in its decisions and operations.

It is the assessment of the Board of Directors that it complies with these criteria with its current composition.

The proposed Board candidates have the following backgrounds:

Mads Øvlisen is chairman of the Board of Novo Nordisk A/S. Former president and chief executive officer of Novo Nordisk A/S, Mr Øvlisen became chairman of the Board in November 2000. Mr Øvlisen is also chairman of the Board of the Danish Royal Theatre (2000), and chairman of the Board of LEGO A/S (a member of the board since 1990, chairman since 1996) and a member of the Board of the Wanås Foundation, Sweden. In 2003 Mr Øvlisen was appointed adjunct professor of corporate social responsibility at the Copenhagen Business School. Mads Øvlisen was elected to the Board of Novo Nordisk A/S (initially in the former Novo Industri A/S) in 1981 and has been re-elected since for subsequent three-year periods. Mr Øvlisen’s term as a board member expires in March 2004. Mr Øvlisen is a Danish national, born on 9 March 1940.

Kurt Anker Nielsen is vice chairman of the Board of Novo Nordisk A/S and former CEO of Novo A/S. Mr Nielsen also serves as vice chairman of the Board of Novozymes A/S, and as a board member of DakoCytomation A/S, ZymoGenetics, Inc, Coloplast A/S, TDC A/S and Novo A/S. Kurt Anker Nielsen was elected to the Board of Novo Nordisk A/S in November 2000 and was re-elected in March 2002. Mr Nielsen’s term as a board member expires in March 2005. Mr Nielsen is a Danish national, born on 8 August 1945.

Kurt Briner works as an independent consultant in the pharmaceutical and biotech industry and is a board member of CBax SA, Equity4Life AG, OM Pharma, Progenics Pharmaceuticals Inc and a member of the Supervisory Board of Altana Pharma GmbH. In 1988 he was promoted president & CEO of Sanofi Pharma – a position he held until 1998. He has been chairman of the European Federation of Pharmaceutical Industries and Associations, Brussels (EFPIA). Kurt Briner was elected to the Board of Novo Nordisk A/S in November 2000 and was re-elected in March 2002. Mr Briner’s term as a board member expires in March 2005. Mr Briner is a Swiss national, born on 18 July 1944.

Niels Jacobsen has been president & CEO of William Demant Holding A/S and Oticon A/S since 1998. Mr Jacobsen is a board member of Højgaard Holding A/S, Nielsen & Nielsen Holding A/S, and is also a board member of a number of companies wholly or partly owned by the William Demant Group, including Sennheiser Communications A/S, Himsa A/S, Himsa II A/S and Hearing Instrument Manufacturers Patent Partnership A/S (chairman). Furthermore, Mr Jacobsen holds a seat on The Central Board of Confederation of Danish Industries. Niels Jacobsen was elected to the Board of Novo Nordisk A/S in November 2000 and re-elected in March 2003. Mr Jacobsen’s term as a board member expires in March 2006. Mr Jacobsen is a Danish national, born on 31 August 1957.

Stock Exchange Announcement No 17 / 2004	Page 6 of 9

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790

Ulf J Johansson founded and became in 1990 chairman of Europolitan Holdings AB, Sweden, publicly listed from 1994 - 2003. Since 1990 Mr Johansson has been a member of the Royal Swedish Academy of Engineering Sciences. He is chairman of the Boards of Directors of Europolitan Vodafone AB (formerly Europolitan Holdings AB), Acando Frontec AB, Zodiak Venture AB, Spirea AB and Eurostep Group AB. He is also a board member of Novo A/S and Trimble Navigation Ltd. and was from 1998 – 2003 chairman of the University Board of the Royal Institute of Technology, Stockholm. Ulf J Johansson was elected to the Board of Novo Nordisk A/S in March 1998 and was re-elected in March 2001. Mr Johansson’s term as a board member expires in March 2004. Mr Johansson is a Swedish national, born on 21 August 1945.

Sten Scheibye has been president and CEO of Coloplast A/S, Denmark, since 1995. Sten Scheibye is also an adjunct professor of applied chemistry at the University of Aarhus. Besides being appointed member of the Board of Directors of various Coloplast companies, Sten Scheibye is a member of the Board of Directors of Danske Bank A/S. Sten Scheibye was elected to the Board of Novo Nordisk A/S in March 2003. Mr Scheibye’s term as a board member expires in March 2006. Sten Scheibye is a Danish national, born on 3 October 1951.

Jørgen Wedel was executive vice president of the Gillette Company until he retired in 2001. He was responsible for Commercial Operations, International, and was a member of Gillette’s Corporate Management Group. Jørgen Wedel was elected to the Board of Novo Nordisk A/S in November 2000 and re-elected in March 2003. Mr Wedel’s term as a board member expires in March 2006. Mr Wedel is a Danish national, born on 10 August 1948.

Besides their professional qualifications, the proposed candidates possess great experience in the daily work and management of international pharmaceutical and high-technological companies and together they have the knowledge, and professional and international experience which are competences important to the work of the Board of Directors.

The Nørby Committee’s Report on good corporate governance recommends that the majority of the board members elected by the Annual General Meeting are independent of the Company. Five out of seven board members satisfy this requirement; Mads Øvlisen (chairman) and Kurt Anker Nielsen (vice chairman) were chief executive officer and chief financial officer, respectively, of Novo Nordisk A/S prior to the demerger into Novo Nordisk A/S and Novozymes A/S in 2000. Furthermore, in the before-mentioned report it is recommended that the Board of Directors consists of no more than six board members elected by the Annual General Meeting. It is the evaluation of the Board of Directors that at present it is suitable with seven board members elected by the Annual General Meeting.

Re agenda point 9:

The Board of Directors proposes that the Annual General Meeting authorises the Chairman of the meeting or its substitute to register the adopted amendments with the Danish Commerce and Companies Agency and to make such amendments and additions to the adopted Articles of Association and to any other decisions which the Danish Commerce and Companies

Stock Exchange Announcement No 17 / 2004	Page 7 of 9

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790

Agency may require in order to register such amendments adopted at the Annual General Meeting.

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ADR holders who wish to attend the Annual General Meeting in Denmark should contact Christian Kanstrup, Investor Relations, Novo Nordisk Pharmaceuticals Inc, phone (609) 919-7939 or via e-mail cka@novonordisk.com. Please note that the Annual General Meeting will be conducted in Danish.

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Dividend information for ADR holders

ADR holders living in the US or Canada will receive their dividend payment from JPMorgan Chase Bank denominated in USD with the statutory deduction of 28% Danish tax. ADR holders that have submitted a United States IRS Form 6166 or a Canadian Residency – Certificate of Fiscal Domicile to JPMorgan Chase Bank are entitled to a 13% tax withholding refund from the Danish authorities. The 13% tax withholding refund will be distributed on the dividend payment date for those claimants that have submitted the required forms by the initial filing deadline date 23 March 2004.

The exact amount of the dividend will be determined by the exchange rate prevailing (US dollars versus Danish kroner) on the payment date.

ADR holders that have not submitted a United States IRS Form 6166 or a Canadian Residency – Certificate of Fiscal Domicile to JPMorgan Chase Bank will receive the dividend less the full Danish withholding tax of 28%.

Information for beneficial holders

Novo Nordisk ADR holders, residents in the US or Canada, who hold their ADR through their Bank or Broker, will receive the dividend payment from their usual intermediary, denominated in USD less the required withholding of Danish tax. For entitlement to the 13% tax refund, as per the Danish – US treaty, beneficial holders should get in touch with their usual intermediary.

Withholding tax reclaim filing

Claims submitted after the short-form time window ending on 20 July 2004 will require a Danish Dividend Tax claim form 06.008 as well as United States IRS Form 6166 or a Canadian Residency - Certificate of Fiscal Domicile. Under the provisions of the US and Canadian Double-Taxation Treaties, it is possible to file a claim during the five-year period following the year in which the dividend was paid. Claims may be directed to Morgan ADR or directly to the Danish Tax Authorities. All tax forms are available from:

Stock Exchange Announcement No 17 / 2004	Page 8 of 9

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790

JP Morgan Chase Bank
c/o Globe Tax Services, Inc
90 Broad Street, 8th floor
New York, New York 10004
Phone: +1 (800) 929 5484

Additional information can be obtained from:

JP Morgan Chase Bank
PO Box 43013
Providence, RI 02940-3013
USA
Phone: +1 (781) 575 4328
Fax: +1 (781) 575 4082

Yours sincerely

Christian Kanstrup
Director, Investor Relations
Novo Nordisk A/S

Stock Exchange Announcement No 17 / 2004	Page 9 of 9

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790